UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41641

SHL TELEMEDICINE LTD.

(Translation of registrant’s name into English)

90 Yigal Alon Street

Tel Aviv 67891, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

EXPLANATION NOTE

On June 22, 2023, SHL Telemedicine Ltd. (the “Company”) announced that at the Special General Meeting of Shareholders of the Company held on June 22, 2023, the sole proposal to reelect Yehoshua (Shuky) Abramovich as an External Director of the Company was approved by the shareholders. Mr. Abramovich will serve for a term of three years commencing at the end of his current term on June 27, 2023, or until his office is vacated in accordance with the Company’s Amended and Restated Articles of Association or the Israel Companies Law, 5759-1999. A copy of the press release issued by the Company on June 22, 2023, and announcing the reelection of Mr. Abramovich is attached hereto as Exhibit 99.1 and is incorporated by reference herein

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 9, 2023 (Registration No. 333-272546), and its Registration Statement on Form 20FR12B/A filed with the Securities and Exchange Commission on March 28, 2023 (File No. 001-41641).

Exhibit	Description

99.1	Press release, dated June 22, 2023, announcing the results of the Special General Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHL Telemedicine Ltd.

By:	/s/ Amir Hai
Amir Hai
Chief Financial Officer

June 22, 2023